                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. ____)*
                          FiberNet Telecom Group, Inc.
                                (Name of Issuer)
                                  Common Stock
                         (Title of Class of Securities)
                                    315653105
                                 (CUSIP Number)

                                Mr. Timothy P. Bradley
                                Signal Capital Partners, L.P.
                                10 East 53rd Street, 32nd Floor
                                New York, NY  10022
                                212-872-1180

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   May 7, 1999

             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
         Section 240.13d-7 for other parties to whom copies of this statement are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 315653105                                                Page 2 of 10

 1.  Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).

     Signal Capital Partners, L.P.

 2.  Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)   [X]


      (b)   [ ]


 3.  SEC Use Only

 4.  Source of Funds (See Instructions)      OO

 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

 6.  Citizenship or Place of Organization    State of Delaware



  Number of Shares
  Beneficially Owned
  by Each Reporting
  Person With              7.      Sole Voting Power       5,382,334

                           8.      Shared Voting Power     12,070,000*

                           9.      Sole Dispositive Power       5,382,334

                           10.     Shared Dispositive Power     12,070,000*

11.  Aggregate Amount Beneficially Owned by Each Reporting Person   17,452,334*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.  Percent of Class Represented by Amount in Row (11)      79.5%*

14.  Type of Reporting Person (See Instructions)

         PN




*Includes shares of Common Stock of FiberNet Telecom Group, Inc. (the "Issuer") beneficially owned by LPS Consultants, Inc. ("LPS"), LTJ Group, Inc. ("LTJ") and SMFS, Inc. ("SMFS") subject to an irrevocable proxy ("Proxy") dated as of May 7, 1999 whereby Signal Capital Partners, L.P., Trident Telecom Partners LLC and Concordia Telecom Management, L.L.C. may exercise voting rights related to such shares for the earlier of three years or the occurrence of other events. Signal Capital Partners, L.P. disclaims beneficial ownership of shares owned by LPS, LTJ and SMFS.

CUSIP NO. 315653105                                                Page 3 of 10

 1.  Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).

     Trident Telecom Partners LLC

 2.  Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)        [X]

      (b)        [ ]



 3.  SEC Use Only

 4.  Source of Funds (See Instructions)        OO

 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

 6.  Citizenship or Place of Organization       State of Delaware


  Number of Shares
  Beneficially Owned
  by Each Reporting
  Person With                  7.       Sole Voting Power     5,351,332

                               8.       Shared Voting Power     12,070,000*

                               9.       Sole Dispositive Power    5,351,332

                               10.      Shared Dispositive Power    12,070,000*

11.  Aggregate Amount Beneficially Owned by Each Reporting Person    17,421,332*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.  Percent of Class Represented by Amount in Row (11)      79.5%*

14.  Type of Reporting Person (See Instructions)
         CO

*Includes shares of Common Stock of FiberNet Telecom Group, Inc. (the "Issuer") beneficially owned by LPS Consultants, Inc. ("LPS"), LTJ Group, Inc. ("LTJ") and SMFS, Inc. ("SMFS") subject to an irrevocable proxy ("Proxy") dated as of May 7, 1999 whereby Signal Capital Partners, L.P., Trident Telecom Partners LLC and Concordia Telecom Management, L.L.C. may exercise voting rights related to such shares for the earlier of three years or the occurrence of other events. Trident Telecom Management LLC disclaims beneficial ownership of shares owned by LPS, LTJ and SMFS.

CUSIP NO. 315653105                                                Page 4 of 10

 1.  Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).

     Concordia Telecom Management, L.L.C.

 2.  Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)        [X]


      (b)        [ ]

 3.  SEC Use Only

 4.  Source of Funds (See Instructions)        OO

 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

 6.  Citizenship or Place of Organization       State of Delaware


  Number of Shares
  Beneficially Owned
  by Each Reporting
  Person With                  7.       Sole Voting Power    1,668,334

                               8.       Shared Voting Power     12,070,000*

                               9.       Sole Dispositive Power    1,668,334

                               10.      Shared Dispositive Power    12,070,000*

11.  Aggregate Amount Beneficially Owned by Each Reporting Person   13,738,334*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.  Percent of Class Represented by Amount in Row (11)      75.3%*

14.  Type of Reporting Person (See Instructions)

         CO

*Includes shares of Common Stock of FiberNet Telecom Group, Inc. (the "Issuer") beneficially owned by LPS Consultants, Inc. ("LPS"), LTJ Group, Inc. ("LTJ") and SMFS, Inc. ("SMFS") subject to an irrevocable proxy ("Proxy") dated as of May 7, 1999 whereby Signal Capital Partners, L.P., Trident Telecom Partners LLC and Concordia Telecom Management, L.L.C. may exercise voting rights related to such shares for the earlier of three years or the occurrence of other events. Concordia Telecom Management, L.L.C. disclaims beneficial ownership of shares owned by LPS, LTJ and SMFS.

CUSIP NO. 315653105                                                Page 5 of 10

ITEM 1.    SECURITY AND ISSUER.

                  This statement on Schedule 13D relates to the Common Stock, $.001 par value (the "Common Stock"), of FiberNet Telecom Group, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 570 Lexington Avenue, New York, New York 10022.


ITEM 2.    IDENTITY AND BACKGROUND.

                  (a) -(c) Pursuant to Rule 13d-1(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), Signal Capital Partners, L.P., a Delaware limited partnership ("Signal" and a "Reporting Person", Trident Telecom Partners LLC, a Delaware limited liability company ("Trident" or a "Reporting Person") and Concordia Telecom Management, L.L.C., a Delaware limited liability corporation ("Concordia" or a "Reporting Person") (Signal, Trident and Concordia are jointly referred to as the "Reporting Persons") hereby jointly file this statement on Schedule 13D. The Reporting Persons are jointly making this filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act.

                  Signal is a private equity investment partnership formed to invest in the telecommunications, information technology and media industries. Signal Capital Advisors, L.P., a Delaware limited partnership ("Signal Advisors LP"), is the general partner of Signal. Signal Advisors LP is principally engaged in the business of serving as general partner to Signal. Signal Capital Advisors, Inc., a Delaware corporation ("Signal Advisors Inc."), is the general partner of Signal Advisors LP. Signal Advisors Inc. is principally engaged in the business of serving as general partner to Signal Advisors LP.

                  The principal business address of Signal, Signal Advisors LP and Signal Advisors Inc. is 10 E. 53rd Street, 32nd Floor, New York, New York 10022.



                   The managing partners of Signal are Timothy P. Bradley, Alfred J. Puchala, Jr. and Charles T. Lake II. The foregoing individuals are citizens of the United States and their principal business address is c/o Signal Capital Partners, L.P., 10 E. 53rd Street, 32nd Floor, New York, New York 10022. Their respective principal occupations in Signal Advisors LP and Signal Advisors Inc. are set forth below.

NAME                          OCCUPATION
Timothy P. Bradley            Managing Partner, Signal Advisors LP
                              President and Director, Signal Advisors Inc.

Alfred J. Puchala, Jr.        Managing Partner, Signal Advisors LP
                              Vice President and Director, Signal Advisors Inc.

Charles T. Lake II            Managing Partner, Signal Advisors LP
                              Vice President and Director, Signal Advisors Inc.


                  Trident is a limited liability company formed to invest in the telecommunications industry. The managing member of Trident is Trident Telecom Management, L.L.C., a

CUSIP NO. 315653105                                                Page 6 of 10

Delaware limited liability company ("Trident Management"). Trident Management is principally engaged in the business of serving as managing member of Trident. Needham Management, Inc., a Nevada corporation ("Needham") is the managing member of Trident Management. Needham is principally engaged in the business of serving as managing member of limited liability companies formed to invest in opportunities primarily in the telecommunications industry, including Trident.

                  The principal business address of Trident, Trident Management and Needham is 350 Park Avenue, 14th Floor, New York, New York 10022.

                  Listed in the table below are the principal occupations of the directors and officers in Needham.

NAME                            OCCUPATION
Ronald W. Kuzon                 President and Director, Needham
Gerald M. Goldberg              Treasurer, Secretary and Director, Needham

                  The foregoing individuals are citizens of the United States and their principal business address is c/o Trident Telecom Partners LLP, 350 Park Avenue, 14th Floor, New York, New York 10022.

                  Concordia is a limited liability company formed to invest in the telecommunications industry. Michael S. Liss, an individual, is the sole member of Concordia. Mr. Liss' principal occupation is President, Chief Executive Officer and a Director of the Issuer. Mr. Liss is a citizen of the United States. The principal business address of Concordia and Mr. Liss is c/o FiberNet Telecom Group, Inc., 570 Lexington Avenue, New York, New York 10022.

                  (d)      None of the entities or persons identified in this
Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e)      None of the entities or persons identified in this
Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.    SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

                  On May 7, 1999 (the "Closing Date"), the Reporting Persons and other investors ("Investors" and together with the Reporting Persons, the "Investing Persons") entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") with the Issuer for the sale of $13.9 million aggregate amount of 4% to 8% Senior Secured Convertible Notes ("Notes") of the Issuer and 133,333 shares of Series C Preferred Stock ("Series C Preferred Stock"), each of which is convertible into shares of Common Stock, and approximately 7.9 million five-year warrants to purchase shares of common stock, $.001 par value per share ("Common Stock") of

CUSIP NO. 315653105                                                Page 7 of 10

the Issuer at $.67 to $1.50 per share ("Warrants" and together with the Notes and the Series C Preferred Stock, the "Securities"). The Notes and the Series C Preferred Stock are convertible into Common Stock at $1.50 per share. The Issuer may also sell an additional $1.5 million of securities on substantially the same terms as those described above (the above events and the other transactions and events contemplated by the Securities Purchase Agreement are referred to as the "Transaction"). The source of the funds used to purchase the Securities was the working capital of the Investing Persons.


ITEM 4.      PURPOSE OF TRANSACTION.

                  The Reporting Persons acquired the Securities for investment purposes. As part of the Transaction, the size of the Board of Directors of the Issuer (the "Board") increased from three to six directors, with the addition of Michael S. Liss, Timothy P. Bradley and Richard Sayers on the Closing Date, although Mr. Liss did not commence service as a Director on the Board until May 11, 1999. The Transaction also contemplates that on May 22, 1999, (i) Santo Petrocelli, Sr., Frank Chiaino and Lawrence S. Polan will resign from the Board, and (ii) Roy (Trey) D. Farmer III, Charles J. Mahoney and Joseph Tortoretti will be elected to the Board. Those persons elected to the Board on the Record Date and on May 22, 1999 will constitute a majority of the directors of the Board of the Issuer. Frank Chiaino resigned as President and Chief Executive Officer of the Issuer on the Closing Date. Michael S. Liss was elected to serve as President and Chief Executive Officer and Roy (Trey) D. Farmer III was elected to serve as Executive Vice President on the Closing Date, and Messrs. Liss and Farmer commenced service in such positions on May 11, 1999. Messrs. Petrocelli and Polan also resigned as executive officers from the Company and its subsidiaries.

                  The Investing Persons, SMFS, Inc. ("SMFS"), LTJ Group, Inc. ("LTJ"), LPS Consultants, Inc. ("LPS") and the Issuer also entered into a Stockholders Agreement dated as of the Closing Date ("Stockholders Agreement") as part of the Transaction to provide for certain rights relating to the Securities. In addition, the Investing Persons, SMFS, LTJ, LPS, Frank Chiaino and the Issuer entered into a Registration Rights Agreement dated as of the Closing Date (the "Registration Rights Agreement") as part of the Transaction to provide for certain registration rights relating to the Securities.

                  All shares of the Issuer's Series B Voting Preferred Stock, $.001 par value per share, were also redeemed for an aggregate amount of $80.00 as part of the Transaction.


ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The Reporting Persons as a group beneficially own, directly and indirectly, an aggregate of 24,472,000 shares (the "Total Shares") of Common Stock, or approximately 84.5% of the Issuer's Common Stock assuming conversion of the Securities and other warrants and options beneficially owned by the Reporting Persons, which includes

CUSIP NO. 315653105                                                Page 8 of 10

shares of Common Stock beneficially owned by LPS, LTJ and SMFS which are subject to an irrevocable proxy ("Proxy") granted to the Reporting Persons as part of the Transaction and more fully described in Item 6 below. The Reporting Persons as a group share the power to vote or direct the voting of and to dispose or direct the disposition of 12,070,000 shares beneficially owned by LPS, SMFS and LTJ subject to the Proxy more fully described in Item 6. Although the Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, each Reporting Person disclaims beneficial ownership of shares beneficially owned by LPS, LTJ and SMFS subject to the Proxy.

                  (b) Signal Advisors Inc., as general partner of Signal Advisors LP, and Signal Advisors LP, as general partner of Signal, may be deemed to share the beneficial ownership of 17,452,334 shares of the Total Shares. Messrs. Bradley, Puchala and Lake, in their respective positions in Signal, Signal Advisors Inc. and Signal Advisors LP as listed in Item 2 above, may also be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of 17,452,334 shares of the Total Shares. All such entities and individuals hereby disclaim beneficial ownership of shares beneficially owned by Trident, Concordia, LPS, SMFS and LTJ. All such entities and individuals hereby disclaim beneficial ownership of 5,382,334 shares of the Total Shares beneficially and directly owned by Signal, except to the extent of any such individual's pecuniary interest therein.

                  Trident Management, as the managing member of Trident, and Needham, as the managing member of Trident Management, may be deemed to share the beneficial ownership of 17,421,332 shares of the Total Shares, which includes shares subject to the Proxy. Messrs. Kuzon and Goldberg, in their respective positions in Needham as listed in Item 2 above, may also be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of 17,421,332 shares of the Total Shares, which includes shares subject to the Proxy. All such entities and individuals hereby disclaim beneficial ownership of shares beneficially owned by Signal, Concordia, LPS, SMFS and LTJ. All such entities and individuals hereby disclaim beneficial ownership of 5,351,332 of the Total Shares beneficially and directly owned by Trident, except to the extent of any such individual's pecuniary interest therein.

                  Michael S. Liss, as the sole member of Concordia, may be deemed to share the beneficial ownership of 13,738,334 shares of the Total Shares, which includes shares subject to the Proxy. Mr. Liss disclaims beneficial ownership of shares beneficially owned, directly or indirectly, by Trident, Signal, LPS, SMFS and LTJ.

                  (c)      Not applicable.

                  (d)      Not applicable.

                  (e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  As part of the Transaction, the Reporting Persons will have voting rights for shares of Common Stock beneficially owned by LPS, LTJ and SMFS, Inc., which together

CUSIP NO. 315653105                                                Page 9 of 10

beneficially own approximately 34.2% of the Common Stock of the Issuer on a fully diluted bases, pursuant to the Proxy for the earlier of three years from the Closing Date or the occurrence of other events, including the sale of the Issuer's Common Stock in a public offering. Under certain circumstances, Signal alone will control the voting rights related to the Proxy.

                  Under the Registration Rights Agreement, the Reporting Persons have rights to demand that the Issuer register under the Securities Act of 1933, as amended, shares of Common Stock. The Investors holding Common Stock would have the right to participate in such registration, subject to certain conditions. Under the Stockholders Agreement, Investors will be required to vote shares of Common Stock beneficially owned by them to approve a sale of all or substantially all the assets of the Issuer or a merger or consolidation of the Issuer which is approved by the Board and any directors appointed by Signal. The Notes also contain certain provisions which give Signal or Trident rights to declare Notes held by the Investing Persons immediately due and payable upon a declaration of an event of default (as described in the Securities Purchase Agreement) by Signal or Trident, as well as convertible to shares of Common Stock if Signal or Trident converts its notes into Common Stock.

                  The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to the Securities Purchase Agreement, the Stockholders Agreement and the Registration Rights Agreement which are being filed, as Exhibits A, H and I, respectively, to this Schedule 13D and are incorporated by reference herein.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

             Exhibit A - Securities Purchase Agreement dated as of May 7, 1999

             Exhibit B - Form of 8% Senior Secured Convertible Note

             Exhibit C - Form of 6% Senior Secured Convertible Note

             Exhibit D - Form of 4% Senior Secured Convertible Note

             Exhibit E - Form of Warrant

             Exhibit F - Form of Warrant

             Exhibit G - Certificate of Designation of Series C Preferred Stock

             Exhibit H - Stockholders Agreement dated as of May 7, 1999

             Exhibit I - Registration Rights Agreement dated as of May 7, 1999

             Exhibit J - Proxy for LPS

             Exhibit K - Proxy for SMFS

             Exhibit L - Proxy for LTJ

             Exhibit M - Stock Redemption Agreement dated as of May 7, 1999

CUSIP NO. 315653105                                                Page 10 of 10

                                    Signature



                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: May 17, 1999


                                        SIGNAL CAPITAL PARTNERS, L.P.

                                        By:  Signal Capital Advisors, L.P.
                                        Its:  General Partner


                                        By:  Signal Capital Advisors, Inc.
                                        Its:  General Partner


                                        By:  /s/ Timothy P. Bradley
                                             -----------------------------------
                                               Director


                                        TRIDENT TELECOM PARTNERS LLC

                                        By:  Trident Telecom Management, L.L.C.
                                        Its:  Managing Member


                                        By:  Needham Management, Inc.
                                        Its:  Managing Member


                                        By:  /s/ Ronald W. Kuzon
                                             -----------------------------------
                                               President


                                        CONCORDIA TELECOM MANAGEMENT,  L.L.C.


                                        By:  /s/ Michael S. Liss
                                             -----------------------------------
                                               Sole Member